WOS, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020

(Unaudited)

Balance Sheets

As of December 31,

<u>2020</u>

ASSETS

CURRENT ASSETS

Cash and cash equivalents | 0

Prepaid expenses | 0

Accounts receivable | 0

TOTAL CURRENT ASSETS | 0

TOTAL ASSETS | 0

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable | 0

TOTAL LIABILITIES | 0

SHAREHOLDERS' EQUITY

Capital Stock (10,000,000 shares authorized, 0 shares issued and outstanding. $.001 par value) | 0

Additional Paid in Capital | 0

TOTAL LIABILITIES AND SHAREHOLDER EQUITY | 0

WOS, INC.
Statement of Operations

	2020
Operating income	
Subscription revenue	0
B2B Revenue	0
Cost of Goods Sold	0
Gross Profit	**0**
Operating Expenses	
Advertising & Marketing	0
Bank Charges & Fees	0
Legal & Professional Services	0
Meals & Entertainment	0
Office Supplies & Software	0
PayPal Fees	0
Rent & Lease	0
Salaries & Wages	0
Contract Labor	0
Travel	0
Utilities	0
Net Income	**0**

WOS, INC.
Statement of Cash Flows

<u>**2020**</u>

Cash Flows From Operating Activities

Net Income (Loss) For The Period	-
Change in Prepaid Expenses	
Change in Payables	-
	-
Net Cash Flows From Operating Activities	
Cash Flows From Financing Activities	-
Business and Personal Grants	
Net Cash Flows From Financing Activities	-
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	-
Cash at End of Period	-

WOS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Year Ended December 31, 2020

1. ORGANIZATION AND PURPOSE

WOS, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a digital fitness platform and derives revenue from subscriptions and B2B membership sales

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31 2020, the Company's cash positions include its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from thoseestimates.

3. SUBSEQUENT EVENT

We've reviewed subsequent events through April 28, 2021 and since the start of 2021 the company has raised $331,500 until now.